SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION

(Name of Subject Company (Issuer))

CYTYC CORPORATION

AUGUSTA MEDICAL CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Titles of Classes of Securities)

006864 10 2

(CUSIP Number of Class of Securities)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Adeza Biomedical Corporation (“Adeza”) by Augusta Medical Corporation (the “Purchaser”), a direct wholly-owned subsidiary of Cytyc Corporation (“Cytyc”). Attached is the press release issued by Cytyc on February 12, 2007.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adeza common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, and Adeza will file with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. Cytyc, Purchaser and Adeza intend to mail these documents to the shareholders of Adeza. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Stockholders of Adeza will be able to obtain a free copy of these documents (when they become available) at http://www.cytyc.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Cytyc by contacting Cytyc or Adeza.

Exhibit Index

Exhibit	Description

99.1	Press Release issued by Cytyc on February 12, 2007